AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Vancouver, BC V6C 1T1	Street ir@avino.com www.avino.com

Via SEDAR

September 10, 2009

To:          British Columbia Securities Commission
Alberta Securities Commission

Re:          Avino Silver & Gold Mines Ltd.
Amendment of Interim Consolidated Financial Statements
For the six months ended June 30, 2009

Please be advised that the Company is re-filing the Interim Consolidated Financial Statements for the six months ended June 30, 2009 to amend the following error. These were originally filed on SEDAR on August 31, 2009:

Interim Consolidated Statements of Operations and Comprehensive Loss

The Stock-based compensation expense for the six months ended June 30, 2009 should be Nil and not $169,275.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

 “Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary